

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2017

Dr. Pnina Fishman
Chief Executive Officer
Can-Fite BioPharma Ltd.
10 Bareket Street
Kiryat Matalon, P.O. Box 7537
Petach-Tikva 4951778, Israel

Re: Can-Fite BioPharma Ltd.
Registration Statement on Form F-3
Filed September 26, 2017
File No. 333-220644

Dear Dr. Fishman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Gary Emmanuel